Ivanhoe Capital Acquisition Corp.

1177 Avenue of Americas

5th Floor

New York, NY 10026

September 21, 2021

VIA EDGAR

Attention:	Melissa Gilmore

Thomas Jones

Erin Purnell

Jean Yu

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Ivanhoe Capital Acquisition Corp. Registration Statement on Form S-4 Filed August 10, 2021 File No. 333-258691

Ladies and Gentlemen:

This letter sets forth the response of Ivanhoe Capital Acquisition Corp. (the “Company” or “Ivanhoe”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 8, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing the Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4 filed August 10, 2021

Questions and Answers About the Proposals for Shareholders, page 7

1.	Staff’s Comment:

Please add a question and answer that discusses the interests and conflicts of interests that the sponsor and the officers and directors have in the business combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 8 and 11 to 13 of the Revised Registration Statement.

2.	Staff’s Comment:

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post business combination company.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 13 of the Revised Registration Statement.

3.	Staff’s Comment:

Please add a question and answer that discusses the factors considered in connection with the business combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 9 to 11 of the Revised Registration Statement.

Q: What equity stake will current Parent shareholders..., page 10

4.	Staff’s Comment:

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 16 and 17 of the Revised Registration Statement.

Q: What are the U.S. federal income tax consequences of the Domestication?, page 13

5.	Staff’s Comment:

Please revise your response to begin with a definitive statement as to whether investors are likely to experience a taxable event as a result of the domestication.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 18 and 19 of the Revised Registration Statement.

Q: Do I have redemption rights?, page 14

6.	Staff’s Comment:

We note that the Sponsor agreed to waive its redemption rights. Please describe any consideration provided in exchange for this agreement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 19 and 20 of the Revised Registration Statement.

Q: How do I exercise my redemption rights?, page 14

7.	Staff’s Comment:

Please clarify whether public shareholders that redeem their shares will retain any warrants. If so, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 19 and 20 of the Revised Registration Statement.

Information About the Parties to the Business Combination, page 24

8.	Staff’s Comment:

Please balance your disclosure regarding SES Holdings Pte. Ltd. to state that SES has not produced Li-Metal batteries for sale, has a history of no revenues and of net losses, and expects to continue to incur losses until at least 2026.

RESPONSE:

In response to the Staff’s comment, the Company, after consultation with SES, has revised the disclosure on page 43 to note that SES Holdings Pte. Ltd. (“SES”) has not yet produced any batteries for sale and that SES expects to continue to incur operating and net losses until at least 2026.

Related Agreements

PIPE Financing, page 32

9.	Staff’s Comment:

We note that if reasonably requested by SES, Parent will cooperate with SES to permit additional PIPE financing of up to $75 million. Please revise to clarify whether the additional PIPE financing will also be at a price of $10 per share. In addition please explain whether the additional PIPE financing will be substantially concurrent with the closing of the business combination. Please disclose the additional PIPE financing where you discuss the terms of the PIPE with respect to conflicts of interest, dilution, voting power and ownership levels.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 39 of the Revised Registration Statement.

Director Nomination Agreement and Board Observation Agreement, page 34

10.	Staff’s Comment:

Please file the director nomination agreement with GM Ventures and the board observation agreement with Hyundai as exhibits to the proxy statement/prospectus.

RESPONSE:

In response to the Staff’s comment, the Company has incorporated by reference the GM Ventures Board Nomination Agreement and the Hyundai Board Observation Agreement, as exhibits to the Revised Registration Statement.

Interests of Parent Directors and Executive Officers in the Business Combination, page 38

11.	Staff’s Comment:

Please revise your disclosure here, and where necessary, to quantify the number of securities held and the aggregate dollar amount as of the most recent practicable date. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 47 to 49 of the Revised Registration Statement.

12.	Staff’s Comment:

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 47 and 48 of the Revised Registration Statement.

13.	Staff’s Comment:

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 48 of the Revised Registration Statement.

Comparative Per-Share Data, page 49

14.	Staff’s Comment:

Please tell us and expand your disclosures to highlight the numerators and denominators used to determine your calculations of historical book value per share for Parent and combined pro forma book value per share assuming no redemptions and maximum redemptions.

RESPONSE:

In response to the Staff’s comment, the Company, after consultation with SES, has expanded the disclosure on pages 58 and 59 to provide the numerators and denominators to determine its calculations of historical book value per share for Parent and the combined pro forma book value per share assuming no redemptions and maximum redemptions.

Market and Industry Data, page 51

15.	Staff’s Comment:

Please tell us whether you commissioned any of the third-party data presented and, if so, please file the consent as an exhibit.

RESPONSE:

In response to the Staff’s comment, and after consultation with SES, the Company advises the Staff that neither it nor SES commissioned any of the third-party sources of industry or market data presented in the Revised Registration Statement as described on page 61.

16.	Staff’s Comment:

We note the disclosure that SES has not had the information verified by any independent sources. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please delete the statement or revise to specifically state that you are liable for such information.

RESPONSE:

In response to the Staff’s comment, the Company, after consultation with SES, has revised the disclosure on page 61 to remove the sentence “Although SES believes that such information is reliable, SES has not had this information verified by any independent sources.”

Risk Factors, page 52

17.	Staff’s Comment:

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 104 and 105 of the Revised Registration Statement.

18.	Staff’s Comment:

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 93 to 95 of the Revised Registration Statement.

19.	Staff’s Comment:

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 90 to 92 of the Revised Registration Statement.

Our ability to manufacture our Li-Metal batteries at scale…, page 55

20.	Staff’s Comment:

Please revise your disclose to state the location of the Pilot Facility.

RESPONSE:

In response to the Staff’s comment, the Company, after consultation with SES, has revised its disclosure on page 65 to identify the location of the Pilot Facility being developed in Shanghai.

New SES's certificate of incorporation will provide..., page 75

21.	Staff’s Comment:

We note that New SES's certificate of incorporation will include an exclusive forum provision and that the form certificate has been filed as Annex C to the proxy statement/prospectus. Please revise your discussion in risk factors to include paragraphs 2 and 3 of Article XII.

RESPONSE:

In response to the Staff’s comment, the Company has expanded its disclosure on pages 85 and 86 to explain that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act and to further clarify that the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 104

22.	Staff’s Comment:

We note your adjustment (F) reflecting the $200 million in proceeds from the issuance and sale of 20.0 million shares of Parent Class A common stock in connection with the PIPE Financing. You indicate in your footnote that in relation to a PIPE Financing by a strategic investor, New SES will provide certain benefits to such strategic investor pursuant to a development agreement between the strategic investor and SES which is over and above the value that would be expected to be realized from the equity investment itself, resulting in the recognition of a strategic premium liability. Please explain to us in greater detail the nature of the arrangement, the related benefits to be provided to the investor and how you determined the amount to be allocated to the strategic premium. Additionally, tell us why you believe it is appropriate to record the amortization of the premium as an offset to research and development expense and revise your footnote to disclose the period over which the benefits are to be provided to the investor.

RESPONSE:

In response to the Staff’s comment, the Company, after consultation with SES, has expanded its disclosure on page 116 of the Revised Registration Statement to state the benefits that are being provided to the strategic investor, how the amount allocated to the strategic premium was allocated, why SES believes it is appropriate to record the amortization of the premium as an offset to research and development expense and have revised the footnote to disclose the period over which the benefits are to be provided to the investor.

Certain Company Projected Financial and Other Information, page 141

23.	Staff’s Comment:

We note your attempt to limit reliance on the financial projections on page 154. Please explain the basis for your ability to disclaim responsibility for the information that you disclose and in doing so, please explain what you mean by the phrase "except to the extent required by applicable federal securities laws."

RESPONSE:

In response to the Staff’s comment, the Company, after consultation with SES, has clarified the disclosure on pages 154 and 155 of the Revised Registration Statement. The Company and SES respectfully note that financial projections by their nature are forward-looking and, as disclosed in the Registration Statement, are necessarily based on assumptions and estimates and other factors, some of which may be beyond the Company and SES’s control. Accordingly, the Company believes that it is appropriate to caution potential investors concerning such projections; in our experience, such cautionary remark often accompanies projections included in registration statements filed on Form S-4. With respect to the referenced phrase regarding “[e]xcept to the extent required by applicable federal securities laws,” the Company respectfully acknowledges the Staff’s comment. Upon further review of the referenced language, the Company has deleted the concluding phrase “…even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change” on page 155 of the Revised Registration Statement to remove the implication that the Company would bear no obligation to update in these circumstances and that compliance with the federal securities laws is the exception in such circumstances. The Company has also repositioned “except to the extent required by applicable federal securities laws” on such page to clarify its meaning.

24.	Staff’s Comment:

We note that the projections forecast through year 2028. Please provide an explanation for the basis of the projections beyond year three (i.e. year 2024). Disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total gross profit, including $2,243 million in 2028. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

RESPONSE:

In response to the Staff’s comment, the Company, after consultation with SES, has added disclosure to pages 155 to 157 to disclose additional information with respect to certain assumptions underlying the financial projections and the factors and contingencies that would affect such growth from ultimately materializing.

25.	Staff’s Comment:

Please list all of the key assumptions that impacted the forecast and quantify all of the assumptions provided.

RESPONSE:

In response to the Staff’s comment, the Company, after consultation with SES, has added disclosure to pages 155 to 157 to disclose additional information regarding certain key assumptions that impacted the forecast and has quantified the assumptions provided

Certain Company Projected Financial and Other Information

Projected Financial Information, page 141

26.	Staff’s Comment:

Please revise your table table on page 141 to include net income (loss) and/or earnings (loss) per share. It is generally not appropriate to present sales or revenue projections without a measure of income. We refer you to the guidance outlined in Item 10(b)(2) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has updated the Financial Forecast tables on page 155 of the Revised Registration Statement to include net income (loss) figures.

U.S. Federal Income Tax Considerations, page 185

27.	Staff’s Comment:

It appears that counsel's discussion will not cover the tax consequences mentioned in (ii) of the first paragraph. If so, please explain why the discussion will not include the tax consequences related to the redemption of shares. Given the uncertain and complex tax consequences of the redemption that you disclose, it appears the discussion should also cover those matters.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 205 of the Revised Registration Statement.

28.	Staff’s Comment:

We note that the domestication is intended to qualify as a reorganization within the meaning of Section 368 of the Code. Please revise to make clear that your conclusion as to tax treatment under Section 368 of the Code is based upon your opinion of tax counsel and file the opinion as Exhibit 8.1 to the proxy statement/prospectus.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 199 and 200 of the Revised Registration Statement.

Beneficial Ownership of Securities, page 266

29.	Staff’s Comment:

Please ensure that the table on page 267 clearly shows share ownership percentage as well as voting control, to the extent the amounts are different, given the dual class stock structure that will be in place following the domestication.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 282 and 283 of the Revised Registration Statement.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630 or Sean T. Wheeler, P.C. of Kirkland & Ellis LLP at (713) 836-3427 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

IVANHOE CAPITAL ACQUISITION CORP.

By:	/s/ Andrew Boyd
Name: Andrew Boyd
Title: Chief Investment Officer

Enclosures

cc:	Debbie P. Yee (Kirkland & Ellis LLP)
Sean T. Wheeler (Kirkland & Ellis LLP)